UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

MI DEVELOPMENTS INC.

(Name of Issuer)

Class A Subordinate Voting Shares, no par value

(Title of Class of Securities)

55304X104

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

13G/A
CUSIP No. 55304X104

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,423,300

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,423,300

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,423,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.1%**

12.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

13G/A
CUSIP No. 55304X104

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,276,700

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,276,700

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,276,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%**

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

13G/A
CUSIP No. 55304X104

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,730,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,730,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,730,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%**

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

Item 4 Ownership.
Item 10 Certification.
SIGNATURE

AMENDMENT NO. 1 TO SCHEDULE 13G

     This Amendment No. 1 to Schedule 13G (the “Schedule 13G”), relating to shares of common stock of MI Developments, Inc., a Canadian company (the “Issuer”) is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the initial Schedule 13G filed with the Commission on September 8, 2003 (the “Original Schedule 13G). This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight.

     This Schedule 13G relates to shares of Class A Subordinate Voting Shares, no par value, of the Issuer (the “Class A Shares”) purchased by Greenlight LLC for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner and (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner and, Class A Shares purchased by Greenlight Inc for the account of Greenlight Capital Offshore, Ltd., for which Greenlight Inc. is investment advisor. This Schedule 13G also relates to Class A Shares purchased by affiliates of Greenlight for the accounts of (i) Greenlight Masters, L.P., (ii) Greenlight Masters Qualified, L.P., and (iii) Greenlight Masters Offshore, Ltd.

Item 4	Ownership.

     Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

(a)	Greenlight is the beneficial owner of 4,700,000 shares of Class A Shares. Mr. Einhorn is the beneficial owner of 4,730,000 shares of Class A Shares.

(b)	Greenlight is the beneficial owner of 9.9% of the outstanding shares of Class A Shares. This percentage was determined by dividing 4,700,000 by 47,332,400, the number of shares of Class A Shares outstanding as of August 18, 2003, as reported in the Issuer’s Final Prospectus dated August 18, 2003, filed as an exhibit to Form 20-F filed August 19, 2003. Mr. Einhorn is the beneficial owner of 10.0% of the outstanding shares of Class A Shares. This percentage was determined by dividing 4,730,000 by 47,332,400, the number of shares of Class A Shares outstanding as of August 18, 2003, as reported in the Issuer’s Final Prospectus dated August 18, 2003, filed as an exhibit to Form 20-F filed August 19, 2003.

(c)	Greenlight has the sole power to vote and dispose of the 4,700,000 shares of Class A Shares beneficially owned by it. As the principal of Greenlight and its affiliates, Mr. Einhorn may direct the vote and disposition of the 4,730,000 shares of Class A Shares beneficially owned by Greenlight and its affiliates.

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 10, 2004

Greenlight Capital, L.L.C.

By:	/S/ DAVID EINHORN

David Einhorn, Senior Managing Member

Greenlight Capital, Inc.

By:	/S/ DAVID EINHORN

David Einhorn, President

/S/ DAVID EINHORN

David Einhorn

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